January 22, 2010

Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing, 100176, People's Republic of China

Re: American Oriental Bioengineering, Inc
 Form 10-K/A for the Fiscal Year Ended December 31, 2008
  Form 10-Q for the Quarterly Period Ended September 30, 2009
  File Number: 001-32569

Dear Mr. Li:

 We have reviewed your December 9, 2009 response to our November 24, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K/A for the Fiscal Period Ended December 31, 2008

Item 11. Executive Compensation, page 49

1. In response to prior comment 4, you state that although you used an executive compensation review report prepared by Frederic W. Cook & Co., Inc. dated March 6, 2007 in connection with the 2007 NEO compensation, the report was not used as a benchmark for determining the 2008 or 2009 compensation levels. Based on your response it appears that you did not benchmark 2009 compensation. Please confirm that in your Form 10-K for your fiscal year ended December 31, 2009 you will clarify in your disclosure that you did not benchmark your compensation. In addition, please confirm that your discussion will clarify that your Compensation Committee did not take into account compensation data and benchmarks for comparable positions and companies and that you did not try to set executives' base salaries near the median of

the range of salaries for executives in similar positions with similar responsibilities at comparable companies.

Annual Cash Incentive Bonuses, page 50

2. We have reviewed Annex 6 and your response to prior comment 6. Please expand your draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 in Annex 6 to describe what the "First Call consensus of the Company's net income for the year" is and how it is determined. Please also confirm that is the only financial performance goal which you set for 2009.

Notes to Consolidated Financial Statements
Note 4 – Restatement of Consolidated Financial Statements, page F-15

3. Please revise your disclosure to clarify that you reversed the original foreign currency translation adjustment recorded in Other Comprehensive Income to correct the error.

Note 20 – Income Tax
(a) Corporation Income Tax ("CIT"), page F-30

4. Consistent with your response to prior comment 14 please revise your disclosure to clarify that you have no temporary differences or unrecognized deferred tax liabilities related to investments in foreign subsidiaries.

Item 15. Exhibits, Financial Statement Schedules

5. Please revise Schedule II to show the activity in the allowance accounts for each year an income statement is presented.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 5 – Other Information, page 32

6. We have reviewed your response to prior comment 19. Please note that we will not be in a position to clear this comment until you filed copies of your 2009 employment agreements each of Tony Liu, Yanchun Li, Jun Min, Binsheng Li and Wilfred Chow.

General

7. As previously requested, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant